
July 19, 2021

Robert LaPenta
Co-Chief Executive Officer
LGL Systems Acquisition Corp.
165 W. Liberty Street, Suite 220
Reno, NV 89501

   Re: LGL Systems Acquisition Corp.
     Amendment No. 1 to Registration Statement on Form S-4
     Filed July 2, 2021
     File No. 333-256129

Dear Mr. LaPenta:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

What equity stake will current LGL stockholders and current IronNet stockholders hold in the Combined Company immediately..., page 5

1. We note your response to prior comment 5. Please revise to clarify that as redemptions increase, the per-share impact of the underwriting fee will increase for each non-redeeming shareholder and quantify the percentage impact on non-redeeming shareholders at each redemption level being presented relating to dilution.

Results of Operations
Comparison of Fiscal 2021 and Fiscal 2020
Revenue, page 228

2. We note your expanded disclosure in response to prior comment 15. It is unclear how you have identified and quantified the material factors that resulted in the increase in revenue year over year. Specifically, your current disclosures are unclear as to the factors that resulted in the increase in your software, subscription, and support revenue increasing 154% in fiscal 2021 and your professional services revenue increasing 32% in fiscal 2021. We repeat our prior comment to identify and quantify the material factors that resulted in the increase in your revenue year over year. For example, quantify each of the increases that resulted from sales to new customers and sales to existing customers. Refer to Section III.B of SEC Release No. 33-8350. Similar concerns apply to your interim revenue disclosures on page 226. In addition, provide disclosure to explain the decrease in your professional services revenue in the three months ended April 30, 2021.

Critical Accounting Policies and Estimates
Stock-based Compensation, page 234

3. We have reviewed your response to prior comment 17 and note that amounts for the number of RSUs granted for three months ending April 30, 2021 and the weighted average grant date fair value as disclosed in your footnotes (see your page F-61) does not agree to the table and estimated fair value as discussed in your response letter dated July 2, 2021. Please revise or advise.

Notes to Consolidated Financial Statements
Note 2. Revenue, page F-77

4. We have reviewed your response to prior comment 20 and continue to consider your analysis. Please clearly identify each performance obligation included in the arrangement and specifically address why each of those obligations are distinct within the context of the contract. See ASC 606-10-25-19. Clarify if the updates modify the functionality of the software, or provide any content, security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided and the percentage of customers that regularly download them. Clarify whether updates are required to be downloaded. We refer you to ASC 606-10-25-21.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology